FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                          For the month of October 2004
                                 11 October 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                      Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Annual Report and Accounts released on 11 October 2004






                       British Sky Broadcasting Group plc
                                 (the "Company")

                       AGM and Annual Report and Accounts

The Company announces that its 2004 Annual Report & Accounts, Notice of Annual General Meeting and Form of Proxy have today been mailed to all shareholders. The Company's Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 12 November 2004 at 11:30am.

Copies of the above documents have also been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone: 020 7066 1000

Copies of the above documents can be downloaded from the Company's website from 7.30am tomorrow morning at www.sky.com/corporate or can be obtained on request from the Company Secretary's Office, British Sky Broadcasting Group plc, Grant Way, Isleworth, Middlesex TW7 5QD.

Enquiries:

Dave Gormley
Tel: +44 (0) 870 240 3000




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 11 October 2004                        By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary